**SECURITIES AND EXCHANGE COMMISSION**

**WASHINGTON, D.C. 20549**



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# FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER

**PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934**



For the month of November 2001

AIMGLOBAL TECHNOLOGIES COMPANY, INC.
(Translation of registrant's name into English)

8128 River Way, Delta, British Columbia, Canada V4G 1K5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

## TABLE OF CONTENTS

globeinvestor.com

## News from Canada NewsWire

# AimGlobal Technologies announces $2.1 Million, single-month positive cash-flow from operations for October 2001

07:00 EST Monday, November 05, 2001

- Company Update

- New Directors

- Merger Talks Ended

TORONTO, Nov. 5 /CNW/ - AimGlobal Technologies Company Inc. (TSE/AMEX: AGT) today announced that efforts towards perfecting the business and shifting from a model of rapid growth to profitability are being gradually realized. With reorganization of production processes and facilities along with a consolidation of capacity, combined with completing the sale of the Mississauga facilities, the Company has reached a reduced break even point for manufacturing operations, of approximately $10.5 Million per month. With new manufacturing teams and specialists continuing to improve upon and perfect current customer relations and production of their products, revenues reached some $12.6 Million for the month of October alone. This represents a $2.1 Million positive cash-flow and a record gain for the Company. The Company confirmed in addition, this material milestone is the second back-to-back month of positive cash-flow for the Delta and Ogdensburg facilities.

Mr. deJaray, returning Chairman & CEO of AimGlobal Technologies, stated, "Mr. Mel Gould, the COO of Aimtronics, along with our remarkable and expert team of focused and dedicated Managers and their fine production teams are to be recognized and congratulated. Their tireless and steadfast efforts to reduce fixed costs, and to accomplish production-consolidation and to achieve profitability from our established and ongoing business must be considered absolutely pivotal to our greater and improving strengths in operations." Mr. deJaray continued, "While at the same time as ensuring total quality and product excellence, our teams have also succeeded in improving efficiencies in order to better margins, currently hovering between 19-20% on a blended basis. We are keeping more of what we sell, and we have maintained a manufacturing capacity of about $400 Million."

"This has been a time of challenge for AimGlobal. Progressing through the difficulties and strain on available finances as a consequence of the detrimental effect and monetary setback ($43 Million) surrounding Cell-Loc Inc. has been involved and distracting. It is loyal customers -- our strategic partners, our tremendous suppliers and our supportive Bank that have rallied behind our challenge. We are fortunate to be associated with each of them -- and we are grateful. We are amidst selling much of the inventory created for Cell-Loc, with the possibility of further financial recovery in the courts. We have and will continue to service our customers as our foremost priority -- to build on our relationships. Our customer ties are strong and go back many years."

Mr. deJaray concluded, "Our ERP system and supply chain management initiatives are delivering results with a corresponding reduction of parts and inventory, all beginning to add to savings. And the EMS industry continues to grow and in its own right is thought to be a benefactor in the final analysis as this economic slow downs runs its course. New opportunities and the mid tier EMS industry is currently considered up year over year, even in the worst year for technology."

The Company announced that second quarter results are expected to be announced during the week of November 26th, 2001, and confirmed that cash flow from operations is based upon information compiled internally by Management.

Merger

The Company reported that discussions with Creation Technologies Ltd. surrounding a contemplated merger as outlined in a news release of August 30, 2001 have ended. With the wind-up of the proposed merger, in its current form, both Mr. Holland and Mr. Hryb have retired from the Board of Directors and are replaced by Mr. Bernard Joyce and Mr. Ronald McMahan, respectively accomplished experts in manufacturing and corporate development.

Mr. McMahan currently serves as the President of a leading atmospheric, chemical testing and analytical corporation, operating in those complex and technical markets throughout North America requiring advanced products and services for industrial atmospheric monitoring and control. He enjoys an accomplished 20 year reputation for technical innovation and profitable corporate development. Mr. Joyce currently, and for 25 years, has successfully served as the Vice President and Director of Engineering and Manufacturing for a prominent provider of process control equipment and corrosive-compatible products. Their expertise in manufacturing and corporate development will be of great value to AimGlobal.

About Aimtronics Corporation

Aimtronics Corporation, a wholly owned subsidiary of AimGlobal Technologies Company Inc., offers a complete range of Electronics Manufacturing Solutions and is a leading technical provider of services in the microelectronics industry. Aimtronics' supply chain management solutions offer design assistance -- reducing time-to-market metrics, time-to-volume metrics, full product testing, packaging, warranty service, and end-of-life support. Aimtronics' microelectronics technology centre provides proprietary thick film hybrid design and assembly including chip-on-board, multi-chip module, and flip-chip technologies.

Through five facilities located across the continent, Aimtronics serves the high technology markets throughout North America.

About AimGlobal Technologies Company Inc.

Founded 14 years ago, and through its operating subsidiary, AimGlobal Technologies serves the medical, aerospace, wireless, telecommunications, industrial, military and emergency services markets. With operations in New York State, Ontario and British Columbia, AimGlobal Technologies is a recognized technical innovator and a leading provider of proprietary microelectronics manufacturing solutions.

Safe Harbor Statement

Certain information in this press release contains "forward looking statements" within the meaning of the Securities Exchange Act of 1934, including those concerning the Company's future results and strategy. Actual results could differ from those in the forward looking statements due to a number of uncertainties, including, but not limited to, the demand for the Company's products and services; the size, timing and recognition of revenue from significant orders; increased competition, changes in Company strategy product life cycles; the impact of rapid technological advances, evolving industry standards, changes in customer requirements, and fluctuations in foreign exchange rates.

The Company's expense levels are based, in part, on its expectations as to future revenue and a significant portion of the Company's expenses do not vary with revenue. As a result, if revenue is below expectations, results of operations are likely to be materially adversely affected.

For further information: Steven deJaray, AimGlobal Technologies, Phone: (604) 341-4440

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**AIMGLOBAL**
**TECHNOLOGIES**

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For Immediate Release – November 19, 2001

# AimGlobal Technologies announces $4.2 Million initial contract increase from key customer

- 6 Month Revenues to Exceed $60 Million
- $101 Million Backlog at September 30, 2001
- Positive Earnings (EBITDA) for September & October - Expanding Senior Management Team

**TORONTO, CANADA – November 19, 2001** - AimGlobal Technologies Company Inc. (AMEX and TSE: AGT) today announced that a significant and important OEM Customer producing advanced industrial wire-line analysis equipment has expanded their demand for electronic sub assemblies, within the third quarter and by approximately $4.2 Million. Despite the challenges that the current market and economic conditions have presented Aimtronics and its many customers, we are pleased to now see an emergence of improving opportunities and we are gratified with the organization's ability to have readily adapted in this unsettled environment", said Steve deJaray, Chairman and CEO, AimGlobal Technologies. "We have moved towards perfecting the business and shifted from a model of rapid growth to profitability. Our consolidation of capacity, and remaining entirely focused on managing costs and working very closely with our customers has reflected in positive earnings from operations, as EBITDA, for September and October. This has set the course for the future and a course for the Company to pursue the significant opportunity that exists as mid-tier value-added outsourcing continues to grow based on the strategic and meaningful economic benefits it offers technical product OEM's".

The Company also announced that Revenues for the 6 months ending September 30, 2001 are in excess of $60 Million and ended additionally with a firm backlog of approximately $101 Million. The Company said it would incur restructuring costs in the second Quarter, ending September 30, 2001 as it was continuing to rationalize its operations and cost structure. This involved a workforce reduction, operations and capacity consolidation and other measures to streamline manufacturing. The Company reported that its monthly breakeven can be expected to drop further from $10.5 Million per month to approximately $9.9 Million per month.

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AimGlobal Technologies
8128 River Way
Delta, BC Canada V4G 1K5

Tel: 604.647.1197
Fax: 604.647.1192
www.aimglobaltech.com

**New To Management Team**

The Company announced the appointment of Ms. Jay Greywal as a key strategic business and economic adviser for the Management Team. Mr. deJaray confirmed, "Ms. Greywal's extensive past experience and expertise as an accomplished Executive Director, Credit Capital Markets, for CIBC World Markets and her background as a Director/Executive Director, North American Corporate Banking, CIBC, plus her position as the Managing Director for Tricor Pacific Capital will all be instrumental and of enormous benefit to operations as she leads the business management of the Company. Jay will take on the role of all aspects of day-to-day business management and banking relationships with Finance and Operations reporting to her. Jay will be a valued member of our team, and make a welcome contribution to the growing need of accomplished and proven skill-sets required to maintain a sustainable, profitable growing participant in the Electronic Manufacturing Services sector."

**About Aimtronics Corporation**

Aimtronics Corporation, a wholly owned subsidiary of AimGlobal Technologies Company Inc., offers a complete range of Electronics Manufacturing Solutions and is a leading technical provider of services in the microelectronics industry. Aimtronics' supply chain management solutions offer design assistance - reducing time-to-market metrics, time-to-volume metrics, full product testing, packaging, warranty service, and end-of-life support. Aimtronics' microelectronics technology centre provides proprietary thick film hybrid design and assembly including chip-on-board, multi-chip module, and flip-chip technologies. Through five facilities located across the continent, Aimtronics serves the high technology markets throughout North America.

**About AimGlobal Technologies Company Inc.**

Founded 14 years ago, and through its operating subsidiary, AimGlobal Technologies serves the medical, aerospace, wireless, telecommunications, industrial, military and emergency services markets. With operations in New York State, Ontario and British Columbia, AimGlobal Technologies is a recognized technical innovator and a leading provider of proprietary microelectronics manufacturing solutions.

**Safe Harbor Statement**

Certain information in this press release contains "forward-looking statements" within the meaning of the Securities Exchange Act of 1934, including those concerning the Company's future results and strategy. Actual results could differ from those in the forward-looking statements due to a number of uncertainties, including, but not limited to, the demand for the Company's products and services; the size, timing and recognition of revenue from significant orders; increased competition, changes in Company strategy; product life cycles; the impact of rapid technological advances, evolving industry standards, changes in customer requirements, and fluctuations in foreign exchange rates.

AimGlobal Technologies
8128 River Way
Delta, BC Canada V4G 1K5

Tel: 604.647.1197
Fax: 604.647.1192
www.aimglobaltech.com

The Company's expense levels are based, in part, on its expectations as to future revenue and a significant portion of the Company's expenses do not vary with revenue. As a result, if revenue is below expectations, results of operations are likely to be materially adversely affected.

**For More Information please contact:**

**AimGlobal Technologies Company Inc.**
Investor Relations
(640) 647-1197

**Signatures**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: September 18, 2002

AIMGLOBAL TECHNOLOGIES COMPANY, INC.

By: ______________________
Name: Warren H. Feder
Title: Chairman of the Board

83489.1